650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 28, 2014

BY EDGAR AND EMAIL

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Intevac, Inc.
PREC14A filed March 13, 2014
File No. 0-26946

Dear Ms. Chalk:

On behalf of Intevac, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 25, 2014, relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement.”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and other general updates.

For your convenience, we are emailing to you copies of the Amended Proxy Statement, including a copy marked to show the changes from the Proxy Statement

Preliminary Proxy Statement filed on March 13, 2014

Stockholder Interaction Information

1.	Please revise to provide further details about your prior contacts with Voce Capital LLC and its affiliates during 2013 and 2014. Your expanded discussion of the background leading up to this proxy contest should include dates and summaries of your contacts with Voce, where possible. In addition, be more specific about the topic of your contacts, rather than generally referencing Intevac’s business and results of operations.

Christina Chalk, Esq.

March 28, 2014

Response: The Company has included additional information regarding its contacts with Voce Capital LLC and its affiliates during 2013 and 2014. Please see the disclosure on pages 12 and 13 of the Amended Proxy Statement.

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*        *        *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 320-4601, or my partner, Melissa V. Hollatz, at (650) 320-4761.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Herbert P. Fockler

Herbert P. Fockler

Enclosure

cc:	Jeffrey Andreson, Intevac, Inc.